Exhibit 99.1

#770 – 800 West Pender Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	February 17, 2014
For Immediate Release	NR#14-01

MAG SILVER DEVELOPMENT & EXPLORATION UPDATE

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) (“MAG” or the “Company”) is pleased to provide an update on its exploration and development projects in Mexico. At December 31, 2013, the Company had cash of US$25 million, which is sufficient to maintain all of its properties and currently planned programs through 2014 and into 2015.

Juanicipio Project

On October 28, 2013, the Company announced that the Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”) Joint Venture had commenced underground development at the Juanicipio property, based on the recommendations made to it in a 2012 National Instrument 43-101 compliant Updated Preliminary Economic Assessment prepared by AMC Mining Consultants (Canada) Ltd. (the “AMC Study”), as filed on SEDAR. The proposed 2014 Minera Juanicipio development budget is US$11.4 million (MAG’s 44% share is US$5 million), and is focused primarily on the ramp advancement.  To date, the decline has progressed approximately 147 metres utilizing a continuous miner.  It is expected that the 115 metre per month advance rate outlined in the AMC Study will be attained progressively by the operator, Fresnillo plc, to achieve the 1,200 metres of advance planned for the year.

On February 5, 2014, the Company hosted a visit to the Juanicipio site for 12 mining analysts, who had the opportunity to see firsthand the professionalism with which the ramp is being advanced and developed.  The visit included an overall viewing of the property, including the portal, the decline and the core shack.

In addition to the Juanicipio development, significant exploration work is also planned to seek new veins and trace structures and veins in neighbouring parts of the district onto the Minera Juanicipio joint venture ground.  The proposed 2014 exploration budget for Minera Juanicipio is US$2.7 million (MAG’s 44% share is US$1.2 million).

The majority of drilling in 2013 was focused on infill drilling on the Valdecañas Vein designed to convert inferred mineral resources to indicated mineral resources.  An updated Minera Juanicipio resource estimate is expected to be available in the 2nd quarter of 2014.

Cinco de Mayo

The Cinco de Mayo Project owned 100% by the Company is a 25,000 hectare district scale project located in northern Chihuahua State, Mexico. No drilling was undertaken in 2013 as the Company has been in the process of negotiating a renewed surface access agreement with the local landowners, the Ejido Benito Juarez (the “Ejido”), since it was asked to vacate the property in November 2012 at what the Company maintains was an illegally constituted Ejido Assembly (see press releases November 19 and 20, 2012).

Various Ejido members legally challenged the Assembly meeting on the grounds that proper notice was not given, key signatures required to properly call the meeting were fraudulent, and that the vote taken at the meeting was fraught with irregularities, including a significant number of votes being cast by unverified proxies.  MAG had expected that the Assembly and the resolutions passed would be nullified by the Fifth Unified Agrarian Tribunal (“the Tribunal”), but the Company has just been notified that the Tribunal rejected the Ejido challenge.  The ruling was made on narrow technical grounds and did not speak to the merits of the actions of the Assembly, however the Tribunal did note that a vote of a majority of Ejido members can revoke the actions of the challenged Assembly at any time.  The Company has been advised that an appeal of the ruling, based on failure of the Tribunal to consider broader requirements of the Agrarian Law, has already been filed with the Mexican Supreme Court by the same Ejido members, and should be considered within the next 60 days.

As permission of the Ejido assembly is required to obtain surface access, MAG continues to pursue negotiations with the Ejido, and anticipates that the Tribunal’s ruling (and the outcome of the pending appeal) will have minimal impact on the ratification by the Ejido of any settlement agreement that may ultimately be reached.  While no assurances can be given, MAG is continuing the negotiation process with the intent of arriving at a settlement agreement that would be fully supported at a properly constituted Assembly. The Company believes that the access issue is a temporary delay and continues to work diligently with State and local officials to negotiate renewed access to our mining claims and return our significant economic and social benefits to the community in the second half of 2014.

Salamandra

In May 2013, the Company entered into an option agreement with Canasil Resources Inc. (“Canasil”) whereby the Company can earn up to a 70% interest in Canasil's 14,719 hectare Salamandra property located in Durango State, Mexico. Drilling began in the fourth quarter of 2013 under a committed initial 3,000 metre drill program as required under the option agreement.  The option agreement also requires MAG to incur expenditures of $1 million in the first year.  Both of these requirements have been met and the currently active drilling program has been extended by at least another 500 metres. Salamandra appears to be a typical Mexican Carbonate Replacement/Skarn system and lies 80 kilometres northwest of the Sabinas (Peñoles) and San Martin (Grupo Mexico) mines that exploit Mexico's largest known silver-lead-zinc skarn deposit. Salamandra is also similar to MAG's Cinco de Mayo Project and the same exploration model that drove successful exploration there is being applied at Salamandra.  MAG undertook detailed geologic mapping and grid sampling of the property and systematically revaluated Canasil’s geophysical surveys and drilling results to generate over twenty drill targets around the central outcropping intrusive complex and under alluvial and volcanic cover to the east and west.  Most of these targets lie from 500 to 2,500 metres from the mineralized zone Canasil drilled.

The initial 3,000 metre diamond drilling program commenced in late November 2013 and was completed on February 11, 2014.  The first hole of the extended program is in progress.  Assay results are pending.

About MAG Silver Corp. (www.magsilver.com )
MAG Silver Corp. (MAG: TSX, MVG: NYSE MKT) is focused on advancing two significant projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. Currently, we are advancing the underground decline towards the high grade Valdecañas silver vein and delineating the Desprendido and Juanicipio discoveries in Zacatecas State, all within the joint venture between MAG Silver (44%) and Fresnillo plc (56%). In addition, we are negotiating surface access in order to further delineate our district scale, 100% owned Cinco de Mayo property in Chihuahua state, where two new silver, lead, zinc discoveries are opening up further growth opportunities for MAG Silver Corp.  MAG is based in Vancouver, British Columbia, Canada.

On behalf of the Board of
MAG SILVER CORP.

"George Paspalas"

President & CEO

For further information on behalf of MAG Silver Corp. Contact Michael J. Curlook, VP Investor Relations and Communications
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html